Morgan Stanley Institutional Fund Trust-International Fixed
Income Portfolio
Exhibit 77D

     Cross currency hedges involve the sale of one currency
against the positive exposure to a different currency. Cross currency hedges may be used for hedging purposes or to
establish an active exposure to the exchange rate between
any two currencies. For cross currency hedges, there is an
additional risk to the extent that these transactions create exposure to currencies in which the Portfolio's securities
are not denominated.